April 29, 2015

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644

RE:    Principal Life Insurance Company
Separate Account B
Principal Investment Plus Variable Annuity
Post-Effective Amendment No. 5 to Registration Statement on Form N-4
File No.: 811-02091, 333-188293
Accession Number: 0000009713-15-000009

Ladies and Gentlemen:

On March 13, 2015, we filed the above referenced post-effective amendment to N-4 registration statement on Form Type 485APOS. We hereby request that the foregoing post-effective amendment to the registration statement be withdrawn at your earliest convenience.

Please call me at 515-362-2384 if you have any questions. Thank you for your assistance in this matter.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant